Fiscal and Economic Update

THIRD QUARTER 2021–2022

Department of Finance and
Treasury Board

New Nouveau Brunswick

Fiscal and Economic Update
Third Quarter 2021–2022

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

February 2022

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-2501-2

Think Recycling!

2021–2022 Fiscal Update

Projections for the 2021–2022 fiscal year show a surplus of $487.8 million compared to the budgeted deficit of $244.8 million.

Total revenue is projected to be $832.0 million higher than budget. The improvement reflects stronger-than-anticipated 2020 results, positive prior-year and in-year adjustments, a strengthening economy and one-time federal funding. These factors have led to increased projections for provincial taxes and unconditional grants.

Total expenses are projected to be higher than budget by $99.4 million, mainly due to higher expenses in General Government, partially offset by lower expenses in Social Development, Special Operating Agencies and Health.

The net debt is projected at $13.0 billion, a reduction of $470.9 million year-over-year.

TABLE 1
THIRD QUARTER FISCAL SUMMARY
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Dec. 31, 2021		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	10,380.6	11,212.5	832.0	7,658.1	8,342.8	684.7
Expense	10,625.4	10,724.7	99.4	7,817.1	7,767.9	(49.2)
Surplus (Deficit)	**(244.8)**	**487.8**	**732.6**	**(159.0)**	**574.9**	**733.9**
Net Debt - End of Year	**(14,131.9)**	**(12,981.2)**	**1,150.7**	**(14,002.6)**	**(12,819.0)**	**1,183.6**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $832.0 million higher than budget. The major variances include:

- Harmonized Sales Tax revenue is up $293.8 million largely due to official federal estimates of both prior-year and in-year entitlements, reflecting increased federal projections of the national revenue pool and a strong New Brunswick share reflecting 2020 data.
- Personal Income Tax revenue is up $193.0 million due to stronger-than-anticipated 2020 returns reflecting federal supports and the recovering economy, a higher forecast base, and stronger income projections.
- Corporate Income Tax revenue is up $160.6 million due to official federal estimates of both prior-year and in-year entitlements, reflecting higher federal projections of national corporate taxable income and an extraordinary New Brunswick share reflecting 2020 assessment data.
- Unconditional Grants are up $131.9 million as a result of one-time funding for health care system needs and immunization, and official federal estimates of Canada Health Transfer and Canada Social Transfer reflecting a higher population share.
- Real Property Transfer Tax revenue is up $25.0 million due to a significant increase in the volume of transactions and the average value of transactions.
- Provincial Real Property Tax revenue is up $21.0 million due to fewer adjustments to 2021 property assessments and projected growth in the 2022 assessment base.
- Sale of Goods and Services revenue is up $9.4 million mainly due to higher Service New Brunswick revenues and higher revenue from Forest Protection Limited.
- Return on Investment is up $7.0 million mainly due to New Brunswick Liquor Corporation sales exceeding targets. This is partially offset by lower net income being projected for the New Brunswick Power Corporation, mainly the result of an increase in fuel and purchased power costs, and unplanned generation station outages.
- Gasoline and Motive Fuel Tax revenue is up $5.0 million due to a projected increase in volumes sold.
- Tobacco Tax revenue is down $17.0 million due to lower than projected volumes being sold.

- Special Operating Agency revenue is down $11.9 million mainly due to less funding being claimed under the Integrated Bilateral Agreement due to project delays, largely offset by additional federal funding under the Canada Community-Building Fund.

- Conditional Grants are down $5.1 million due to changes in the timing of recoveries under the Healthy Seniors Pilot Project as well as lower recognized recoveries under the Disaster Financial Assistance program, offset by increases to other funding envelopes.

Expense Outlook

Total expenses are projected to be over budget by $99.4 million. The major variances include the following:

- General Government is over budget by $237.6 million mainly due to higher than expected expenses associated with funding held centrally in Supplementary Funding for collective bargaining, including the ratification of multiple collective agreements. This is partially offset by lower than expected expenses related to the liability for Injured Workers.

- Education and Early Childhood Development is over budget by $14.8 million mainly due to additional spending in the Early Childhood Development sector for COVID-related childcare programs, and the Canada-New Brunswick Early Learning Childcare Agreement signed with the Federal government.

- Other Agencies are over budget by $5.2 million mainly due to increased activity associated with several consolidated entities.

- Opportunities New Brunswick is over budget by approximately $4.0 million. This is driven by increased projected expenditures for the newly implemented New Brunswick Bridge Grant Program and Small Business Recovery Grant Program, offset by lower projected payroll rebate payments for financial assistance disbursements and operational costs. ONB's projected additional budget spend is expected to be entirely covered through increased revenues.

- Amortization expense is under budget by $6.7 million mainly due to lower than expected expenses in Health relating to lower than expected activity in the Regional Health Authorities as a result of COVID-19.

- Post-Secondary Education, Training and Labour is projected to be under budget by $15.9 million mainly due to lower expenses in Student Financial Services because of increased federal funding to students and lower interest costs.

- Service of the Public Debt is under budget by $16.0 million mainly due to a reduction in expected borrowing due to improved financial results.

- Regional Development Corporation is under budget by $20.2 million mainly due to project delays and decreased demand for program funding.

- Health is under budget by $25.1 million mainly due to COVID-related travel restrictions and program implementation delays. Program areas impacted include Out of Province Hospital and Physician payments, Medicare, and Health Services programs. This is partially offset by higher projected costs related to the COVID-19 pandemic.

- Special Operating Agencies are under budget by $35.4 million mainly due to projects not advancing as anticipated under the Integrated Bilateral Agreement. This is partially offset by increased expenses due to the receipt of additional federal funding under the Canada Community-Building Fund.

- Social Development is under budget by $40.1 million mainly due to decreased social assistance caseloads, largely because of federal COVID support programs and project delays under the Healthy Seniors Pilot Project program due to COVID-19. This is partially offset by higher costs related to supporting vulnerable populations during the pandemic.

Third Quarter Actual Results

Third quarter actuals show a surplus of $574.9 million compared to a quarterly budgeted deficit of $159.0 million.

- On a year-to-date actual basis, revenue is $684.7 million higher than the third quarter budget, largely due to higher provincial tax revenue and recognition of one-time unconditional grants, as well as an additional one-time transfer in Special Operating Agencies under the Canada Community-Building Fund.

- Total actual expenses for the quarter are $49.2 million lower than the third quarter budget, mainly due to lower year-to-date expenses in Social Development, Health, Post-Secondary Education, Training and Labour, Special Operating Agencies and Special Purpose Accounts. This is partially offset by higher year-to-date expenses in General Government.

- The difference between the third quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2021-2022 Full Year to March 31, 2022			2021-2022 Year-to-date to Dec. 31, 2021		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue						
Ordinary Account	9,834.7	10,676.9	842.2	7,291.8	7,969.5	677.7
Capital Account	52.9	52.5	(0.5)	32.9	28.0	(4.9)
Special Purpose Account	128.7	131.2	2.5	77.4	73.4	(4.0)
Special Operating Agencies	158.1	146.2	(11.9)	101.5	115.6	14.1
Sinking Fund Earnings	206.0	205.7	(0.3)	154.5	156.3	1.8
Total Revenue	**10,380.6**	**11,212.5**	**832.0**	**7,658.1**	**8,342.8**	**684.7**
Expense						
Ordinary Account	9,639.8	9,779.8	140.0	7,133.1	7,154.9	21.8
Capital Account	135.7	134.9	(0.8)	98.0	101.7	3.7
Special Purpose Account	130.0	132.2	2.2	74.1	47.4	(26.7)
Special Operating Agencies	164.8	129.5	(35.4)	97.4	61.7	(35.7)
Amortization of Tangible Capital Assets	555.1	548.4	(6.7)	414.5	402.2	(12.3)
Total Expense	**10,625.4**	**10,724.7**	**99.4**	**7,817.1**	**7,767.9**	**(49.2)**
Surplus (Deficit)	**(244.8)**	**487.8**	**732.6**	**(159.0)**	**574.9**	**733.9**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2021-2022 Full Year to March 31, 2022			2021-2022 Year-to-date to Dec. 31, 2021		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Net Debt - Beginning of Year	**(13,891.1)**	**(13,452.1)**	**439.0**	**(13,891.1)**	**(13,452.1)**	**439.0**
Changes in Year						
Surplus (Deficit)	(244.8)	487.8	732.6	(159.0)	574.9	733.9
Investments in Tangible Capital Assets	(551.0)	(565.3)	(14.2)	(367.0)	(344.0)	23.0
Amortization of Tangible Capital Assets	555.1	548.4	(6.7)	414.5	402.2	(12.3)
(Increase) Decrease in Net Debt	**(240.8)**	**470.9**	**711.7**	**(111.5)**	**633.1**	**744.6**
Net Debt - End of Year	**(14,131.9)**	**(12,981.2)**	**1,150.7**	**(14,002.6)**	**(12,819.0)**	**1,183.6**

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2020-2021 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Dec. 31, 2021		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax	1,748.0	1,941.0	193.0	1,293.9	1,475.8	181.9
Corporate Income Tax	358.9	519.5	160.6	253.8	375.1	121.3
Metallic Minerals Tax	1.0	0.5	(0.5)	0.8	0.0	(0.8)
Provincial Real Property Tax	554.0	575.0	21.0	419.7	423.2	3.5
Harmonized Sales Tax: net of credit	1,529.7	1,823.5	293.8	1,140.6	1,391.2	250.6
Gasoline and Motive Fuels Tax	197.5	202.5	5.0	152.6	157.2	4.6
Carbon Emitting Products Tax	127.0	130.0	3.0	98.1	101.3	3.2
Tobacco Tax	128.0	111.0	(17.0)	104.9	91.0	(13.9)
Pari-Mutuel Tax	0.5	0.5	0.0	0.4	0.4	0.0
Insurance Premium Tax	62.0	66.4	4.4	31.5	34.6	3.1
Real Property Transfer Tax	31.0	56.0	25.0	25.5	47.8	22.3
Financial Corporation Capital Tax	25.0	24.0	(1.0)	18.8	18.8	0.0
Cannabis Duty	6.8	9.5	2.7	5.1	7.9	2.8
Penalties and Interest	17.0	17.0	0.0	14.0	13.2	(0.8)
	4,786.4	5,476.4	690.0	3,559.7	4,137.5	577.8
Return on Investment	273.7	280.7	7.0	186.8	198.2	11.4
Licences and Permits	162.9	165.9	3.0	123.5	131.9	8.4
Sale of Goods and Services	474.6	483.9	9.4	354.6	379.4	24.8
Royalties	70.1	70.4	0.4	45.2	48.7	3.5
Agency Revenues	167.6	168.7	1.1	119.6	135.6	16.0
Fines and Penalties	6.8	6.9	0.1	5.1	6.3	1.2
Miscellaneous	78.0	82.3	4.2	57.1	69.8	12.7
Total - Own Source Revenue	**6,020.1**	**6,735.2**	**715.1**	**4,451.6**	**5,107.4**	**655.8**
Unconditional Grants - Canada						
Fiscal Equalization Payments	2,274.4	2,274.4	0.0	1,705.8	1,705.8	0.0
Canada Health Transfer	880.7	972.4	91.7	660.5	729.6	69.1
Canada Social Transfer	316.0	319.4	3.4	237.0	239.7	2.7
Other	1.9	38.6	36.7	1.4	33.0	31.6
	3,472.9	3,604.8	131.9	2,604.7	2,708.1	103.4
Conditional Grants - Canada	357.2	352.1	(5.1)	247.1	166.7	(80.4)
Total - Grants from Canada	**3,830.1**	**3,956.9**	**126.8**	**2,851.8**	**2,874.8**	**23.0**
Subtotal	**9,850.2**	**10,692.2**	**841.9**	**7,303.4**	**7,982.2**	**678.8**
Inter-account Transactions	(15.5)	(15.3)	0.2	(11.6)	(12.7)	(1.1)
Ordinary Account Revenue	**9,834.7**	**10,676.9**	**842.2**	**7,291.8**	**7,969.5**	**677.7**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Dec. 31, 2021		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries	45.5	44.5	(1.0)	28.0	21.0	(7.0)
Education and Early Childhood Development	1,410.9	1,425.7	14.8	1,037.7	1,035.9	(1.8)
Environment and Local Government	153.8	154.1	0.3	112.5	109.7	(2.8)
Executive Council Office	13.2	12.8	(0.4)	9.9	8.9	(1.0)
Finance and Treasury Board	29.6	28.6	(1.0)	21.7	19.6	(2.1)
General Government	930.2	1,167.8	237.6	675.5	904.1	228.6
Health	3,070.9	3,045.8	(25.1)	2,282.1	2,222.2	(59.9)
Justice and Public Safety	310.1	306.6	(3.5)	233.7	229.1	(4.6)
Legislative Assembly	32.5	32.4	(0.1)	24.3	23.4	(0.9)
Natural Resources and Energy Development	101.3	101.3	0.0	82.2	84.7	2.5
Office of the Premier	1.5	1.4	(0.1)	1.1	0.9	(0.2)
Opportunities New Brunswick	53.0	57.0	4.0	36.2	19.5	(16.7)
Other Agencies	370.1	375.2	5.2	278.2	285.9	7.7
Post-Secondary Education, Training and Labour	668.6	652.7	(15.9)	495.7	456.8	(38.9)
Regional Development Corporation	65.2	45.0	(20.2)	39.9	20.9	(19.0)
Service of the Public Debt	655.0	639.0	(16.0)	491.3	491.1	(0.2)
Social Development	1,366.6	1,326.5	(40.1)	1,029.8	968.2	(61.6)
Tourism, Heritage and Culture	61.8	61.4	(0.4)	51.2	45.2	(6.0)
Transportation and Infrastructure	330.2	333.6	3.4	224.9	228.4	3.5
Subtotal	**9,670.0**	**9,811.3**	**141.4**	**7,155.9**	**7,175.5**	**19.6**
Investment in Tangible Capital Assets	(13.3)	(14.1)	(0.9)	(10.1)	(4.1)	6.0
Inter-account Transactions	(16.9)	(17.4)	(0.5)	(12.7)	(16.5)	(3.8)
Ordinary Account Expense	**9,639.8**	**9,779.8**	**140.0**	**7,133.1**	**7,154.9**	**21.8**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Dec. 31, 2021		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries....	0.3	0.3	0.0	0.3	0.3	0.0
Education and Early Childhood Development....	0.5	0.5	0.0	0.0	0.0	0.0
Environment and Local Government....	1.0	1.0	0.0	0.9	0.7	(0.2)
Health....	25.9	26.7	0.9	2.6	1.6	(1.0)
Natural Resources and Energy Development....	4.1	1.4	(2.7)	3.2	1.2	(2.0)
Post-Secondary Education, Training and Labour....	2.3	2.3	0.0	2.1	1.9	(0.2)
Regional Development Corporation....	41.3	41.3	0.0	39.9	37.2	(2.7)
Social Development....	12.0	12.0	0.0	1.0	3.5	2.5
Tourism, Heritage and Culture....	10.7	10.7	0.0	8.0	5.3	(2.7)
Transportation and Infrastructure....	575.4	589.8	14.5	396.9	389.9	(7.0)
Subtotal....	**673.4**	**686.0**	**12.6**	**454.9**	**441.6**	**(13.3)**
Investment in Tangible Capital Assets....	(537.7)	(551.1)	(13.4)	(356.9)	(339.9)	17.0
Capital Account Expense....	**135.7**	**134.9**	**(0.8)**	**98.0**	**101.7**	**3.7**

2021 Economic Update



N.B. Real GDP, 2021 (%)
Q3 Update
Budget 2021-2022
Average 3.7
5.2
4.1
4.0
3.7
3.5
3.4
3.3
3.2
2.6
CBoC
Royal Bank
APEC
NB FTB
Scotia Bank
TD Bank
CBC
National Bank
BMO
Source: NB Finance and Treasury Board



N.B. Employment
(Seasonally adjusted)
2019
2020
2021
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Source: Statistics Canada



Investment in Residential Construction
(Jan. to Nov. period)
Canada
New Brunswick
2016 2017 2018 2019 2020 2021
Source: Statistics Canada



N.B. CPI
N.B. Average Weekly Earnings
Source: Statistics Canada

New Brunswick Economic Outlook	Budget	Revised
Real GDP	2.9	3.7
Nominal GDP	4.2	6.5
Primary Household Income	3.1	4.9
Population (July 1)	0.0	0.8
Labour Force	0.5	1.4
Employment	1.8	2.5
Unemployment Rate (%)	8.7	9.0
Consumer Price Index	1.6	3.8

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of January 28, 2022

- According to the International Monetary Fund (IMF), global economic output is expected to rebound by 5.9% in 2021.
- The U.S. Bureau of Economic Analysis reports that its advanced estimate of real Gross Domestic Product (GDP) expanded by 5.7% for 2021 and was led by gains in consumption, investment and exports.
- Statistics Canada reported that real GDP for Canada grew by 1.3% in the third quarter of 2021. The Bank of Canada is forecasting real GDP growth of 4.6% for 2021.
- The Department of Finance and Treasury Board projects growth of 3.7% for the New Brunswick economy in 2021, equal to the average among private sector forecasters.
- New Brunswick's population growth hit a 45-year high in October 2021, expanding by 1.4% to reach 794,300.
- Total employment was up by 2.5% in 2021, supported by an increase in the services-producing sector (+3.7%).
- Wages and salaries in the province increased by 7.8% over the first three quarters of 2021 compared to the same period in the previous year.
- Average weekly earnings expanded by 1.2% in the January to November period of 2021.
- Consumer inflation in the province reached 3.8% in 2021, its highest level since 1991. Noteworthy increases were recorded in the cost of transportation (+10.3%), shelter (+3.5%), and food (+3.4%).

- New Brunswick's investment in residential building construction increased by 35.3% over the first eleven months of 2021. Moreover, housing starts hit a ten-year high in 2021, with growth of 9.9%.
- Home sales for 2021 were 22.9% higher than in 2020, with the average price standing at $248,214, an increase of 25.7%.
- Retail sales were up 12.9% for the January to November period of 2021.
- Manufacturing sales were up 35.0% from January to November 2021 compared to the previous year. Wood product manufacturing (+49.8%) and seafood product preparation and packaging (+49.7%) rebounded strongly over the first eleven months of the year.
- Merchandise exports grew by 43.7% from January to November 2021 compared to the same period in 2020, largely due to an increase in commodity prices and consumer demand.

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 28-Jan-2022)

	Year-to-date			Reference period
	2020	**2021**	**% Change**	**from January to:**
Indicators				
Labour force (x 1,000)	390.7	396.2	1.4%	December
Employment (x 1,000)	351.6	360.5	2.5%	December
Unemployment (x 1,000)	39.1	35.7	-8.7%	December
Participation rate (%)	60.4	60.9	...	December
Employment rate (%)	54.4	55.4	...	December
Unemployment rate (%)	10.0	9.0	...	December
Average weekly earnings ($)	995.39	1,007.69	1.2%	November
Retail trade ($M)	12,219.0	13,799.8	12.9%	November
Consumer Price Index (2002=100)	136.6	141.8	3.8%	December
Housing starts (units)	3,483	3,829	9.9%	December
Investment in residential building construction ($M)	1,605.7	2,172.7	35.3%	November
Investment in non-residential building construction ($M)	656.6	600.9	-8.5%	November
Manufacturing sales ($M)	13,707.7	18,498.7	35.0%	November
International exports ($M)	9,295.8	13,354.0	43.7%	November

... Not applicable
Source: Statistics Canada